EXHIBIT 99.1

Caledonia Mining Corporation Plc Notice of Results and Investor Presentation

ST HELIER, Jersey, May 09, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN, AIM and VFEX: CMCL) expects to publish its Q1 results for 2024 on Monday, May 13, 2024.

A remote presentation for analysts and investors will be held on the same day, at 2:00pm London time, followed by an opportunity to ask questions.

A presentation of the results for the Quarter and outlook for Caledonia will be available on Caledonia's website (www.caledoniamining.com).

Conference Call Details

When: May 13, 2024 02:00 PM London

Topic: Q1 2024 Results Call for Shareholders

Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_us6Gi-teTbCOpV_QF_mJaQ

After registering, you will receive a confirmation email containing information about joining the webinar.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/ Matt Hogg	Tel: +44 20 3100 2000
Camarco, Financial PR/ IR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39